Exhibit (a)(1)(D)

Offer to Purchase for Cash

by

ADT Inc.

of

Up to 133,333,333 Shares of its Common Stock and Class B Common Stock

at a Purchase Price of $9.00 per Share, Representing an Aggregate Purchase Price of Up to $1,200,000,000

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON OCTOBER 20, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED OR TERMINATED, THE “EXPIRATION TIME”).

September 12, 2022

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by ADT Inc., a Delaware corporation (the “Company”), to act as the Information Agent in connection with its offer to purchase for cash up to 133,333,333 shares of its common stock, par value $0.01 per share (the “Common Stock”), and its Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Common Stock, the “Shares”), at a price of $9.00 per Share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 12, 2022 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase;

2.	Letter of Transmittal (including Form W-9), for your use in accepting the Offer and tendering Shares of your clients;

3.

Letter to Clients, for you to send to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.

Notice of Guaranteed Delivery, to be used to accept the Offer in the event (1) certificates for the Shares to be tendered are not immediately available or cannot be delivered to American Stock Transfer & Trust Company, LLC, as the Depositary (the “Depositary”) before the Expiration Time, (2) the procedures for book-entry transfer described in Section 3 of the Offer to Purchase cannot be completed before the Expiration Time or (3) time will not permit all required documents to reach the Depositary before the Expiration Time; and

5.	Return envelope addressed to the Depositary.

The Company’s Board of Directors (the “Board”) has approved our making the Offer. However, none of us, the Company, the Board, Apollo (as defined in the Offer to Purchase), the Dealer Manager (as defined in the Offer to Purchase), or the Depositary (as defined in the Offer to Purchase) makes any recommendation as to whether stockholders should tender or refrain from tendering their Shares or as to how many Shares to tender. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s purpose for making the Offer.

Certain conditions to the Offer are described in Section 6 of the Offer to Purchase. All tenders must be in proper form as described in Section 3 of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on October 20, 2022, unless the Offer is extended.

Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares.

The Company will not pay any fees or commissions to any brokers, dealers or other persons (other than fees and reasonable expenses to the Information Agent and Depositary and reasonable expenses to the Dealer Manager) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer (see Section 5 of the Offer to Purchase).

As withholding agent for your clients, you are instructed to withhold on the gross proceeds of the Offer paid to your clients that are non-U.S. persons (as determined for U.S. federal income tax purposes) as if all such gross proceeds are dividends for U.S. federal income tax purposes, in accordance with appropriate, accepted procedures. The determination of whether any portion of the gross proceeds paid to a beneficial holder is treated as a dividend for U.S. federal income tax purposes depends on the individual circumstances of the beneficial holder, which neither we nor you know. This withholding is disclosed in the Offer to Purchase.

In addition, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, IRS Form W-8BEN, Form W-8BEN-E or other appropriate Form W-8 or successor form, as applicable, in accordance with appropriate, accepted procedures (unless any such client otherwise establishes an exemption from backup withholding). This withholding is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone numbers and address listed below.

Very truly yours,

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokerage Firms: (212) 269-5550

Toll Free: (800) 290-6424

Email: adt@dfking.com

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of us, the Company, the Board, Apollo, the Dealer Manager, the Depositary or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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